
         FORM 4                                                                                            OMB APPROVAL
--------------------                                                                                  ------------------------------

[ ] Check this box if no longer subject to Section                                                    OMB Number:          3235-0287
    16. Form 4 or Form 5 obligations may                                                              Expires:    September 30, 1998
    continue.  See Instruction 1(b).                                                                  Estimated average burden
                                                                                                      hours per response         0.5


                                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                            Washington, D.C. 20549

                                                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940




----------------------------------------- -------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer (Check all applicable)
Warburg, Pincus Ventures, L.P.            Coventry Health Care, Inc. (CVTY)
----------------------------------------- --------------------------------------------
(Last)        (First)          (Middle)   3. IRS or Social   4. Statement for              [X] Director         [X] 10% Owner
                                             Security Number    Month/Year                 [ ] Officer (give    [X] Other (specify
                                             of Reporting                                      title below)         below)
                                             Person
466 Lexington Avenue                         (Voluntary)                                                        Trustee
-----------------------------------------                    ------------------------- ---------------------------------------------
            (Street)                                         5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                Original (Month/Year)     (Check Applicable Line)
                                                                                       [ ] Form filed by One Reporting Person
                                                                                       [X] Form filed by More than One Reporting
New York         New York          10017                                                   Person
----------------------------------------- ------------------ ------------------------- ---------------------------------------------
(City)           (State)            (Zip)

------------------------------------------------------------------------------------------------------------------------------------
                                               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security (Instr. 3)    2. Trans-    3. Trans-    4. Securities Acquired (A)  5.  Amount of     6. Owner-    7. Nature
                                       action       action       or Disposed of (D)           Securities       ship         of In-
                                       Date         Code         (Instr. 3, 4 and 5)          Beneficially     Form:        direct
                                                  (Instr. 8)                                  Owned at         Direct       Bene-
                                      (Month/                                                 End of           (D) or       ficial
                                       Day/                                                   Month            Indirect     Owner-
                                       Year)                                                  (Instr. 3        (I)          ship
                                                                                              and 4)         (Instr. 4)   (Instr. 4)

                                                ------------ ---------------------------

                                                 Code    V   Amount  (A) or (D)   Price

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                                                     SEC 1474 (7-96)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).



FORM 4 (continued)        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Conver-     3.Trans-   4. Transac-   5. Number of     6. Date Exer-      7. Title and Amount of
   Derivative            sion or       action      tion Code     Derivative       cisable and        Underlying Securities
   Security              Exercise      Date        (Instr. 8)    Securities       Expiration         (Instr. 3 and 4)
   (Instr. 3)            Price of      (Month/                   Acquired (A)     Date (Month/
                         Derivative    Day/                      or Disposed      Day/Year)
                         Security      Year)                     of (D)
                                                                 (Instr.3, 4,
                                                                 and 5)





                                                Code     V     (A)     (D)      Date     Expira-               Amount or
                                                                                Exer-     tion       Title     Number of
                                                                               cisable    Date                   Shares
--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
Convertible                                                                             December
Exchangeable Note                       9/3/99    C                 $42,358,400   (1)   1, 2004
--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
Series A Preferred
Stock                     $10.00        9/3/99    C                   4,235,840   (3)                          4,235,840(4)
--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
**  Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.




[CONTINUATION OF THE ABOVE CHART]
--------------------------------------------------------------------
8. Title of     9. Number       10. Owner-       11. Nature
   Derivative      of Deriv-        ship             of In-
   Security        ative            Form             direct
   (Instr. 3)      Secur-           of De-           Bene-
                   ities            rivative         ficial
                   Bene-            Secu-            Owner-
                   ficially         rity:            ship
                   Owned            Direct           (Instr. 4)
                   at               (D) or
                   End              Indi-
                   of               rect (I)
                   Month            (Instr. 4)
                   (Instr. 4)



--------------- --------------- ---------------- -------------------
                                      I(2)       By Warburg, Pincus
                                                 Ventures, L.P. and
                                                 Voting Trust (2)
--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

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--------------- --------------- ---------------- -------------------



SEC 1474 (7-96)

Explanation of Responses:
-------------------------

1) The Convertible Exchangeable Note may be exchanged for Series A Preferred Stock at any time at the option of the Company.

2)   Pursuant to a Voting Trust Agreement, dated April 15, 1997, among Patrick
     T. Hackett, Joel Ackerman and Jonathan S. Leff, as Trustees (collectively, the "Trustees") and Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), (as supplemented as of November 12, 1997, the "Voting Trust"), Ventures vested the power to vote all of the shares of Common Stock and all of the shares of Series A Preferred Stock which Ventures may acquire upon conversion, exchange or exercise of the Convertible Exchangeable Senior Subordinated Notes due 2004 (the "Notes") and Warrants (the "Warrants," and, collectively with the Notes, the "Securities") of the Company irrevocably in the Voting Trust until April 15, 2007; provided, however, that Ventures may terminate the Voting Trust upon written notice to the Trustees if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) less than ten percent (10%) of the then outstanding shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Exchange Act, the Voting Trust and the Trustees may be deemed to be the beneficial owner of the Securities held by Ventures, although the Voting Trust and each of the Trustees disclaim beneficial ownership of such Securities.

     Additionally, the sole general partner of Ventures is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and he may be deemed to control it. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), many of whose members are also general partners of WP, manages Ventures. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP and EMW may be deemed to be the beneficial owner of the Securities held by Ventures, although both WP and EMW disclaim beneficial ownership of such Securities except to the extent of any indirect pecuniary interest therein. Mr. Hackett and Mr. Moorhead, directors of the Company, are general partners of WP and members of EMW. As such, each of Mr. Hackett and Mr. Moorhead may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of the Securities beneficially owned by Ventures, EMW, WP and the Voting Trust. Each of Mr. Hackett and Mr. Moorhead disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. In addition, Mr. Hackett, Mr. Ackerman and Mr. Leff are each Trustees under the Voting Trust. Mr. Hackett, Mr. Ackerman and Mr. Leff each disclaim beneficial ownership of such Securities except to the extent of any indirect pecuniary interest therein.

3) The Series A Preferred Stock may be exchanged for shares of Common Stock at any time at the option of Ventures.

4) The number of shares of shares of Common Stock into which the Series A Convertible Preferred Stock may be converted is subject to standard anti-dilution provisions.

1.    Name:     Rodman W. Moorhead, III (Director)
      Address:  466 Lexington Avenue
      New York, New York  10017

2.    Name:     Patrick T. Hackett (Director and Trustee)
      Address:  466 Lexington Avenue
      New York, New York  10017

3.    Name:     Joel Ackerman (Trustee)
      Address:  466 Lexington Avenue
      New York, New York  10017

4.    Name:     Jonathan S. Leff (Trustee)
      Address:  466 Lexington Avenue
      New York, New York  10017

5.    Name:     Warburg, Pincus & Co. (General Partner)
      Address:  466 Lexington Avenue
      New York, New York  10017

6.    Name:     E.M. Warburg, Pincus & Co., LLC (Manager of WPV)
      Address:  466 Lexington Avenue
      New York, New York  10017

Designated Filer:   Warburg, Pincus Ventures, L.P.
Issuer  & Ticker Symbol:   Coventry Health Care, Inc. (CVTY)
Period Covered By Form:   October 1999

WARBURG, PINCUS VENTURES, L.P.
By: Warburg, Pincus & Co.,
    General Partner


By: /s/ Stephen Distler                 October 12, 1999
    ------------------------------      ----------------
    Stephen Distler                     Date
    Partner


WARBURG, PINCUS & CO.


By: /s/ Stephen Distler                 October 12, 1999
    ------------------------------      ----------------
    Stephen Distler                     Date
    Partner


E.M. WARBURG, PINCUS & CO., LLC


By: /s/ Stephen Distler                 October 12, 1999
    ------------------------------      ----------------
    Stephen Distler                     Date
    Member


Director


    /s/ Rodman W. Moorhead, III         October 12, 1999
    ------------------------------      ----------------
    Rodman W. Moorhead, III             Date


Trustee & Director


    /s/ Patrick T. Hackett              October 12, 1999
    ------------------------------      ----------------
    Patrick T. Hackett                  Date


Trustee


    /s/ Joel Ackerman                   October 12, 1999
    ------------------------------      ----------------
    Joel Ackerman                       Date


Trustee


    /s/ Jonathan S. Leff                October 12, 1999
    ------------------------------      ----------------
    Jonathan S. Leff                    Date